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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                         Commission File Number:  0-24334


                              AmeriLink Corporation
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             (Exact name of registrant as specified in its charter)


         1900 Dublin-Granville Road, Columbus, Ohio 43229 (614) 895-1313
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                        Common Shares, without par value
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            (Title of each class of securities covered by this Form)


                                      None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     [X]           Rule 12h-3(b)(1)(i)     [X]
         Rule 12g-4(a)(1)(ii)    [ ]           Rule 12h-3(b)(1)(ii)    [ ]
         Rule 12g-4(a)(2)(i)     [ ]           Rule 12h-3(b)(2)(i)     [ ]
         Rule 12g-4(a)(2)(ii)    [ ]           Rule 12h-3(b)(2)(ii)    [ ]

         Approximate number of holders of record as of the certification or notice date: One. AmeriLink Corporation merged with LWT, Inc., a wholly-owned subsidiary of Tandy Corporation, on July 30, 1999. Upon consummation of the merger, all common shares of AmeriLink Corporation were cancelled and extinguished and converted automatically into the right to receive securities of Tandy Corporation or an immediate cash payment. All of AmeriLink Corporation's outstanding common shares are now owned by Tandy Corporation. (See Tandy Corporation's Form S-4, Registration No. 333-80207 filed with the Commission on June 8, 1999)
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         Pursuant to the requirements of the Securities Exchange Act of 1934
AmeriLink Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE : August 1, 1999

                                       By:  /s/ James W. Brittan
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                                           James W. Brittan
                                 Treasurer and Vice-President - Finance

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 21934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.